SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of June 2007

Commission File Number 000-51690

Baja Mining Corp.

_____

(Translation of registrant's name into English)

**2350 – 1177 West Hastings Street,
Vancouver, British Columbia T2N 1X7**

_____

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes ☐   No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Baja Mining Corp.
(Registrant)


Date: June 21, 2007   _____   By: /s/ John Greenslade

                                                        John Greenslade
                                                        President



BAJA MINING

C O R P

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

June 21, 2007   TSX:BAJ

NEWS RELEASE

Baja Mining Corp. Advances Engineering and Financing

Baja Mining Corp. (the "Company") is pleased to announce that it has signed contracts for the Basic Engineering package for its Boleo copper, cobalt project in Baja California Sur, Mexico. The Definitive Feasibility Study, headed by Bateman Engineering ("Bateman"), has recently been completed and the engineering team that had been assembled for that work will now continue to develop the Baseline and Basic Engineering package that is necessary before starting Detailed Engineering and Construction. Contracts have now been signed with Wardrop Engineering ("Wardrop") of Vancouver B.C., Bateman Engineering ("Bateman") of Brisbane, Australia, and TIC – The Industrial Company "(TIC"), of Steamboat Springs, Colorado. The next phase of work will include Basic Engineering for the process and plant design, early (long lead item) procurement, and the development of master schedules and the final Engineering, Procurement and Construction Management ("EPCM") contracts.

TIC, which has extensive construction experience in Mexico, will be assisting Wardrop and Bateman by conducting constructability reviews and participating in development of local pricing and schedules. TIC is a direct-hire, heavy industrial contractor providing world-class construction expertise throughout North America, including the U.S., Canada and Mexico. TIC's construction work in Mexico is conducted through its wholly owned subsidiary, MexTICa. TIC is privately owned and had 2006 revenues in excess of $1.7 billion. As negotiations continue towards the final EPCM contracts it is envisaged that TIC will take the lead role in the construction of the project.

The Company is also pleased to announce that its financial advisor, Endeavour Financial, has distributed the Information Memorandum to banks for the primary financing of the Boleo project. Expressions of Interest and indicative terms are expected to be received in July. Discussions are also continuing on offtake agreements and subordinated debt financing.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company's expected timing on the DFS; expected timing of ground breaking for site construction; expected timing for commitment of construction financing and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company's and consultants' projections, (iv) the Company's ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.